 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

Syndax Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

87164F105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,899,545 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,899,545 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,899,545 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 1,051,606 shares of Common Stock underlying the Pre-Funded Warrants (defined in Item 4) owned by BVF. Excludes 53,785 shares of Common Stock underlying the Pre-Funded Warrants owned by BVF, as a result of the Pre-Funded Warrants Blocker (defined in Item 4).

Excludes 1,066,499 shares of Common Stock underlying the Pre-Funded B Warrants (defined in Item 4) owned by BVF, as a result of the Pre-Funded B Warrants Blocker (defined in Item 4).

Excludes 744,230 shares of Common Stock underlying the A Warrants (defined in Item 4) owned by BVF, as a result of the A Warrants Blocker (defined in Item 4).

Excludes 744,232 shares of Common Stock underlying the B Warrants (defined in Item 4) owned by BVF, as a result of the B Warrants Blocker (defined in Item 4).

2

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,899,545 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,899,545 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,899,545 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 1,051,606 shares of Common Stock underlying the Pre-Funded Warrants owned by BVF. Excludes 53,785 shares of Common Stock underlying the Pre-Funded Warrants owned by BVF, as a result of the Pre-Funded Warrants Blocker.

Excludes 1,066,499 shares of Common Stock underlying the Pre-Funded B Warrants owned by BVF, as a result of the Pre-Funded B Warrants Blocker.

Excludes 744,230 shares of Common Stock underlying the A Warrants owned by BVF, as a result of the A Warrants Blocker.

Excludes 744,232 shares of Common Stock underlying the B Warrants owned by BVF, as a result of the B Warrants Blocker.

3

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		822,613 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

822,613 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,613 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 705,863 shares of Common Stock underlying the Pre-Funded Warrants owned by BVF2, as a result of the Pre-Funded Warrants Blocker.

Excludes 1,034,645 shares of Common Stock underlying the Pre-Funded B Warrants owned by BVF2, as a result of the Pre-Funded B Warrants Blocker.

Excludes 722,002 shares of Common Stock underlying the A Warrants owned by BVF2, as a result of the A Warrants Blocker.

Excludes 722,003 shares of Common Stock underlying the B Warrants owned by BVF2, as a result of the B Warrants Blocker.

4

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		822,613 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

822,613 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,613 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 705,863 shares of Common Stock underlying the Pre-Funded Warrants owned by BVF2, as a result of the Pre-Funded Warrants Blocker.

Excludes 1,034,645 shares of Common Stock underlying the Pre-Funded B Warrants owned by BVF2, as a result of the Pre-Funded B Warrants Blocker.

Excludes 722,002 shares of Common Stock underlying the A Warrants owned by BVF2, as a result of the A Warrants Blocker.

Excludes 722,003 shares of Common Stock underlying the B Warrants owned by BVF2, as a result of the B Warrants Blocker.

5

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		94,232 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

94,232 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 188,746 shares of Common Stock underlying the Pre-Funded Warrants owned by Trading Fund OS, as a result of the Pre-Funded Warrants Blocker.

Excludes 118,521 shares of Common Stock underlying the Pre-Funded B Warrants owned by Trading Fund OS, as a result of the Pre-Funded B Warrants Blocker.

Excludes 82,707 shares of Common Stock underlying the A Warrants owned by Trading Fund OS, as a result of the A Warrants Blocker.

Excludes 82,707 shares of Common Stock underlying the B Warrants owned by Trading Fund OS, as a result of the B Warrants Blocker.

6

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		94,232 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

94,232 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Excludes 188,746 shares of Common Stock underlying the Pre-Funded Warrants owned by Trading Fund OS, as a result of the Pre-Funded Warrants Blocker.

Excludes 118,521 shares of Common Stock underlying the Pre-Funded B Warrants owned by Trading Fund OS, as a result of the Pre-Funded B Warrants Blocker.

Excludes 82,707 shares of Common Stock underlying the A Warrants owned by Trading Fund OS, as a result of the A Warrants Blocker.

Excludes 82,707 shares of Common Stock underlying the B Warrants owned by Trading Fund OS, as a result of the B Warrants Blocker.

7

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,722,158 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,722,158 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,722,158 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 1,051,606 shares of Common Stock underlying the Pre-Funded Warrants owned by BVF. Excludes 759,648 shares of Common Stock underlying the Pre-Funded Warrants owned in the aggregate by BVF and BVF2, as a result of the Pre-Funded Warrants Blocker.

Excludes 2,101,144 shares of Common Stock underlying the Pre-Funded B Warrants owned in the aggregate by BVF and BVF2, as a result of the Pre-Funded B Warrants Blocker.

Excludes 1,466,232 shares of Common Stock underlying the A Warrants owned in the aggregate by BVF and BVF2, as a result of the A Warrants Blocker.

Excludes 1,466,235 shares of Common Stock underlying the B Warrants owned in the aggregate by BVF and BVF2, as a result of the B Warrants Blocker.

8

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,816,390 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,816,390 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,816,390 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%(1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 1,051,606 shares of Common Stock underlying the Pre-Funded Warrants. Excludes 948,394 shares of Common Stock underlying the Pre-Funded Warrants, as a result of the Pre-Funded Warrants Blocker.

Excludes 2,500,000 shares of Common Stock underlying the Pre-Funded B Warrants, as a result of the Pre-Funded B Warrants Blocker.

Excludes 1,744,564 shares of Common Stock underlying the A Warrants, as a result of the A Warrants Blocker.

Excludes 1,744,567 shares of Common Stock underlying the B Warrants, as a result of the B Warrants Blocker.

9

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,816,390 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,816,390 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,816,390 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%(1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 1,051,606 shares of Common Stock underlying the Pre-Funded Warrants. Excludes 948,394 shares of Common Stock underlying the Pre-Funded Warrants, as a result of the Pre-Funded Warrants Blocker.

Excludes 2,500,000 shares of Common Stock underlying the Pre-Funded B Warrants, as a result of the Pre-Funded B Warrants Blocker.

Excludes 1,744,564 shares of Common Stock underlying the A Warrants, as a result of the A Warrants Blocker.

Excludes 1,744,567 shares of Common Stock underlying the B Warrants, as a result of the B Warrants Blocker.

10

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,816,390 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,816,390 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,816,390 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%(1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 1,051,606 shares of Common Stock underlying the Pre-Funded Warrants. Excludes 948,394 shares of Common Stock underlying the Pre-Funded Warrants, as a result of the Pre-Funded Warrants Blocker.

Excludes 2,500,000 shares of Common Stock underlying the Pre-Funded B Warrants, as a result of the Pre-Funded B Warrants Blocker.

Excludes 1,744,564 shares of Common Stock underlying the A Warrants, as a result of the A Warrants Blocker.

Excludes 1,744,567 shares of Common Stock underlying the B Warrants, as a result of the B Warrants Blocker.

11

CUSIP No. 87164F105

Item 1(a).	Name of Issuer:

Syndax Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Gatehouse Drive, Building D, Floor 3

Waltham, Massachusetts 02451

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

12

CUSIP No. 87164F105

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

87164F105

13

CUSIP No. 87164F105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 2,000,000 Pre-Funded Warrants (the “Pre-Funded Warrants”) exercisable for an aggregate of 2,000,000 shares of Common Stock. The Pre-Funded Warrants have an exercise price of $0.0001 per share and expire on June 18, 2038. The Pre-Funded Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Pre-Funded Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed that 1,051,606 of the Pre-Funded Warrants owned by BVF have been exercised and the remaining Pre-Funded Warrants owned by the Reporting Persons would not be exercised due to the Pre-Funded Warrants Blocker.

14

CUSIP No. 87164F105

The Reporting Persons hold 2,500,000 Pre-Funded B Warrants (the “Pre-Funded B Warrants”) exercisable for an aggregate of 2,500,000 shares of Common Stock. The Pre-Funded B Warrants have an exercise price of $0.0001 per share and expire on March 26, 2039. The Pre-Funded B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Pre-Funded B Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed that the Pre-Funded B Warrants owned by the Reporting Persons would not be exercised due to the Pre-Funded B Warrants Blocker.

The Reporting Persons hold 1,744,564 A Warrants (the “A Warrants”) exercisable for an aggregate of 1,744,564 shares of Common Stock. The A Warrants have an exercise price of $12 per share. The A Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “A Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed that the A Warrants owned by the Reporting Persons would not be exercised due to the A Warrants Blocker.

The Reporting Persons hold 1,744,567 B Warrants (the “B Warrants”) exercisable for an aggregate of 1,744,567 shares of Common Stock. The B Warrants have an exercise price of $18 per share. The B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “B Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed that the B Warrants owned by the Reporting Persons would not be exercised due to the B Warrants Blocker.

As of the close of business on December 31, 2019 (i) BVF beneficially owned 1,899,545 shares of Common Stock, including 1,051,606 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants, and excluding (a) 53,785 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants held by it, (b) 1,066,499 shares of Common Stock issuable upon the exercise of the Pre-Funded B Warrants held by it, (c) 744,230 shares of Common Stock issuable upon the exercise of the A Warrants held by it, and (d) 744,232 shares of Common Stock issuable upon the exercise of the B Warrants held by it, (ii) BVF2 beneficially owned 822,613 shares of Common Stock, excluding (a) 705,863 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants held by it, (b) 1,034,645 shares of Common Stock issuable upon the exercise of the Pre-Funded B Warrants held by it, (c) 722,002 shares of Common Stock issuable upon the exercise of the A Warrants held by it, and (d) 722,002 shares of Common Stock issuable upon the exercise of the B Warrants held by it, and (iii) Trading Fund OS beneficially owned 94,232 shares of Common Stock, excluding (a) 188,746 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants held by it, (b) 118,521 shares of Common Stock issuable upon the exercise of the Pre-Funded B Warrants held by it, (c) 82,707 shares of Common Stock issuable upon the exercise of the A Warrants held by it, and (d) 82,707 shares of Common Stock issuable upon the exercise of the B Warrants held by it.

15

CUSIP No. 87164F105

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,899,545 shares of Common Stock beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 822,613 shares of Common Stock beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 94,232 shares of Common Stock beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,722,158 shares of Common Stock beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 2,816,390 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners managed account (the “Partners Managed Account”), which excludes (a) 280,335 shares of Common Stock issuable upon the exercise of the Pre-Funded B Warrants, (b) 195,625 shares of Common Stock issuable upon the exercise of the A Warrants, and (c) 195,625 shares of Common Stock issuable upon the exercise of the B Warrants.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,816,390 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,816,390 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

16

CUSIP No. 87164F105

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 27,140,484 shares of Common Stock outstanding, as of November 6, 2019, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 7, 2019 and (ii) 1,051,606 shares of Common Stock underlying certain of the Pre-Funded Warrants, as applicable.

As of the close of business on December 31, 2019 (i) BVF beneficially owned approximately 6.7% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 3.0% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) BVF GP may be deemed to beneficially own approximately 6.7% of the outstanding shares of Common Stock, (v) BVF2 GP may be deemed to beneficially own approximately 3.0% of the outstanding shares of Common Stock, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (vii) BVF GPH may be deemed to beneficially own approximately 9.7% of the outstanding shares of Common Stock, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

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CUSIP No. 87164F105

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 87164F105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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